UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 2

                          Command Security Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    20050L100
                                 --------------
                                 (CUSIP Number)


                               Mr. Bruce Galloway
                      c/o Galloway Capital Management, LLC
                           1325 Avenue of the Americas
                              New York, N.Y. 10019

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  May 21, 2004
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------
--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Bruce Galloway
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                              (b)  [ ]
--------------------------------------------------------------------------------
 3)   SEC USE ONLY

--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS        OO
--------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                             5,297,966 (including 1,232,535 shares underlying
                             convertible preferred stock and 2,448,092 shares
NUMBER OF                    underlying warrants)
SHARES           ---------------------------------------------------------------
BENEFICIALLY       8)   SHARED VOTING POWER
OWNED BY                     0
EACH             ---------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                       5,297,966 (including 1,232,535 shares underlying
WITH                         convertible preferred stock and 2,448,092 shares
                             underlying warrants)
                 ---------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,297,966 (including 1,232,535 shares underlying convertible preferred stock and 2,448,092 shares underlying warrants)
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.1%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 20050L100
-------------------
--------------------------------------------------------------------------------
 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             GCM Security Partners, LLC
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                              (b)  [ ]
--------------------------------------------------------------------------------
 3)   SEC USE ONLY

--------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS        WC
--------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
NUMBER OF                    1,617,339
SHARES           ---------------------------------------------------------------
BENEFICIALLY       8)   SHARED VOTING POWER
OWNED BY                     0
EACH             ---------------------------------------------------------------
REPORTING          9)   SOLE DISPOSITIVE POWER
PERSON                       1,617,339
WITH             ---------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,297,966
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      53.1%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      OO
--------------------------------------------------------------------------------

         This Amendment No. 2 amends the Schedule 13D filed on April 28, 2004, on behalf of Mr. Bruce Galloway, with respect to the common stock, par value $0.0001 per share ("Common Stock"), of Command Security Corporation, a New York corporation (the "Company").

         ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at Route 55, Lexington Park, Lagrangeville, NY, 12540.

         ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) This statement is being filed by Mr. Bruce Galloway, an individual investor and GCM Security Partners, LLC ("GCM"), a newly-formed Delaware limited liability company of which Mr. Galloway is a Managing Member (collectively, the "Reporting Persons"), each of whose principal place of business is c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor New York, NY 10019.

         (d) - (e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Galloway is a United States citizen and GCM is a limited liability company formed under the laws of the State of Delaware.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         GCM paid an aggregate of $2,850,000 in immediately available funds for the securities of the Company that it acquired from Reliance (as defined below) pursuant to the transaction referred to in Item 4, below. Such funds were was paid to Reliance in the transaction pursuant to which GCM acquired from Reliance the securities of the Company on May 21, 2004. The purchase price for such acquired shares was paid out of the working capital of GCM.

         ITEM 4. PURPOSE OF TRANSACTION.

         On May 21, 2004, GCM completed the purchase, previously announced by the Reporting Persons, from Reliance Security Group plc, a company organized under the laws of England and Wales ("Reliance"), of all securities of the Company that were owned by Reliance, consisting of (i) 1,617,339 shares of the Company's Common Stock, (ii) 12,325.35 shares of the Company's preferred stock (which are convertible into 1,232,535 shares of the Company's Common Stock, (iii) a warrant to acquire 150,000 shares of the Company's Common Stock at an exercise price of $1.03125 per share and (iv) a warrant to acquire 2,298,092 shares of the Company's Common Stock at an exercise price of $1.25 per share.

         The Reporting Persons intend to use such control to change the members of the board of Directors and to make changes in the management of the Company, including the CEO. The Reporting Persons intend to propose Barry Regenstein as the Chief Operating Officer of the Company. In this connection, the Reporting Persons have delivered a letter, in the form attached hereto as Exhibit B, requesting the cooperation of the Board of Directors of the Company to call a stockholders meeting to change the composition of the Board of Directors, terminate the employment agreement of the Company's Chief Executive Officer and several other matters.

         The Reporting Persons hope that the current Board members act in accordance with their fiduciary duties, and in the best interests of the stockholders, by making the transition as smooth as possible for the new management.

         The Reporting Persons plan to explore raising additional equity capital for the Company.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

           (a) As of the date hereof, GCM beneficially own an aggregate of 5,297,966 shares of Common Stock (including an aggregate of 2,448,092 shares underlying the warrants described in Item 4 hereof), representing approximately 53.1% of the outstanding shares of Common Stock, giving effect to the shares underlying all outstanding warrants and options to purchase Common Stock and all outstanding shares of preferred stock of the Company that are convertible into Common Stock by GCM, based upon the 6,287,343 shares of Common Stock reported by the Company to be issued and outstanding as of February 13, 2004 in the Company's latest Form 10-Q filed with the Securities and Exchange Commission. This percentage does not give effect to any outstanding shares of preferred stock, warrants or options that are convertible or exercisable, as the case may be, by any holder of the Company's securities, other than those held by the Reporting Persons.

         Mr. Galloway may be deemed to have obtained beneficial ownership of Common Stock pursuant to a Proxy, dated April 6, 2004, from Europa International Inc. ("Europa") pursuant to which Mr. Galloway was appointed the proxy of Europa, with full power and sole discretion to vote the shares of Common Stock held by Europa for a period of three months. Mr. Galloway, for and on behalf of accounts over which he has control, beneficially owns an aggregate of 384,500 shares of Common Stock, representing approximately 6.1% of the outstanding shares of the Common Stock. Europa beneficially owns an aggregate of 212,000 shares of Common Stock, representing approximately 3.4% of the outstanding shares of Common Stock.

         (b) GCM has sole voting power over, and sole power to dispose of, 1,617,339 shares of Common Stock. Mr. Galloway has sole voting power over 384,500 shares of Common Stock and sole power to dispose of 172,500 shares of Common Stock. Upon conversion of the preferred stock and exercise of the warrants, GCM's would have sole voting power and sole power to dispose of 5,297,966.

         (c) Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

         (d) Not applicable.

         (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As stated above, Mr. Galloway was appointed the proxy of Europa, with full power and sole discretion to vote the shares of Common Stock held by Europa for a period of three months. No shares of the Common Stock were purchased from Europa.

         For a description of the agreement with Reliance and the warrants and preferred stock, see Item 4.

         ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A. Securities Purchase Agreement by and between GCM Securities Partners, LLC and Reliance Security Group PLC, dated as of April 23, 2004.

         Exhibit B. Letter, dated May 26, 2004, delivered by the Reporting Persons to the Board of Directors of the Company.

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 26, 2004


                                                   -----------------------------
                                                   Bruce Galloway


                                                   GCM Security Partners, LLC


                                                   By:
                                                       -------------------------
                                                   Name:
                                                   Title:

                                                                       EXHIBIT A



================================================================================


                          SECURITIES PURCHASE AGREEMENT


                                     between

                           GCM SECURITY PARTNERS, LLC

                                       and

                           RELIANCE SECURITY GROUP PLC

                           Dated as of April 23, 2004



================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                                    ARTICLE 1
Definitions..................................................................1
  Section 1.1.  Definitions..................................................1

                                    ARTICLE 2
Purchase And Sale............................................................3
  Section 2.1.  Purchase and Sale of the Securities..........................3
  Section 2.2.  Purchase Price...............................................3
  Section 2.3.  Closing......................................................3
  Section 2.4.  Closing Deliveries by Seller.................................3
  Section 2.5.  Closing Deliveries by Purchaser..............................4
  Section 2.6.  Adjustment upon Change in Capitalization or Merger...........4

                                    ARTICLE 3
Representations And Warranties Of Seller.....................................4
  Section 3.1.  Organization, Authority and Qualification of Seller..........4
  Section 3.2.  No Conflict..................................................5
  Section 3.3.  Valid Issuance; Ownership of the Securities..................5
  Section 3.4.  Absence of Litigation........................................6
  Section 3.5.  Brokers......................................................6
  Section 3.6.  Compliance with Laws.........................................6

                                    ARTICLE 4
Representations And Warranties Of Purchaser..................................6
  Section 4.1.  Organization and Authority of Purchaser......................6
  Section 4.2.  No Conflict; Required Filings and Consents...................6
  Section 4.3.  Investment...................................................7
  Section 4.4.  Investment Experience........................................7
  Section 4.5.  Disclosure of Information....................................7
  Section 4.6.  Accredited Investor..........................................7
  Section 4.7.  Transfer Restrictions........................................7
  Section 4.8.  Legends......................................................8
  Section 4.9.  Brokers......................................................8
  Section 4.10.  Absence of Litigation.......................................8

                                    ARTICLE 5
Additional Agreements........................................................8
  Section 5.1.  No Disposition or Encumbrance of the Securities..............8
  Section 5.2.  Company Board Representation.................................8
  Section 5.3.  Notification of Certain Matters..............................9
  Section 5.4.  Further Action; Reasonable Efforts...........................9
  Section 5.5.  Public Announcements.........................................9

                                TABLE OF CONTENTS
                                  (continued)

                                                                            Page
                                                                            ----
                                    ARTICLE 6
Conditions To Closing.......................................................10
  Section 6.1.  Conditions to Obligations of each Party.....................10
  Section 6.2.  Conditions to Obligations of Seller.........................10
  Section 6.3.  Conditions to Obligations of Purchaser......................10

                                    ARTICLE 7
Termination And Waiver......................................................11
  Section 7.1.  Termination.................................................11
  Section 7.2.  Effect Of Termination.......................................12
  Section 7.3.  Waiver......................................................12

                                    ARTICLE 8
Indemnification.............................................................12
  Section 8.1.  Indemnification by Seller...................................12
  Section 8.2.  Indemnification by Purchaser................................12
  Section 8.3.  Notice and Payment of Losses................................13
  Section 8.4.  Defense of Third-Party Claims...............................13
  Section 8.5.  Survival of Representations and Warranties..................14
  Section 8.6.  Limitation on Indemnification...............................14
  Section 8.7.  Characterization of Indemnity Payments......................14
  Section 8.8.  Exclusive Remedy............................................14

                                    ARTICLE 9
General Provisions..........................................................14
  Section 9.1.  Expenses....................................................14
  Section 9.2.  Notices.....................................................14
  Section 9.3.  Headings....................................................15
  Section 9.4.  Severability................................................15
  Section 9.5.  Entire Agreement............................................16
  Section 9.6.  Assignment..................................................16
  Section 9.7.  Parties In Interest.........................................16
  Section 9.8.  Governing Law...............................................16
  Section 9.9.  Waiver Of Jury Trial........................................16
  Section 9.10.  Counterparts...............................................16
  Section 9.11.  Specific Performance.......................................17

      SECURITIES PURCHASE AGREEMENT, dated as of April 23, 2004 (this "Agreement"), between GCM Security Partners, LLC, a Delaware limited liability company ("Purchaser") and Reliance Security Group plc, a company organized under the laws of England and Wales ("Seller"), as stockholder of Command Security Corporation, a New York corporation (the "Company").

                                    RECITALS:

      The Seller desires to sell, and Purchaser desires to purchase and acquire, all upon the terms and subject to the conditions set forth in this Agreement,
(a) 1,617,339 shares of the Company's common stock, $.0001 par value per share (the "Common Stock"), (b) 12,325.35 shares of the Company's Series A convertible preferred stock, $.0001 par value per share (the "Preferred Stock"), (c) a warrant to acquire 150,000 shares of Common Stock at an exercise price of $1.03125 per share and (d) a warrant to acquire 2,298,092 shares of Common Stock at an exercise price of $1.25 per share (the warrants referred to in (c) and (d) are collectively referred to herein as the "Warrants").

      Accordingly, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, Purchaser and Seller hereby agree as follows:

                                    ARTICLE 1.
                                   DEFINITIONS

Section 1.1.      Definitions.  For purposes of this Agreement:

      "Affiliate" means, with respect to any person, any person or entity which is controlling, controlled by, or under common control with, directly or indirectly through any person or entity, the person referred to, and, if the person referred to is a natural person, any member of such person's immediate family. The term "control" (including, with correlative meaning, the terms "controlled by" and "under common control with") as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise.

      "Agreement" has the meaning set forth in the preamble hereto, as such agreement may be amended and supplemented from time to time in accordance with its terms.

      "Business Day" means any day on which banks are not required or authorized to close in New York, New York.

      "Action" means any claim, suit, action, arbitration, inquiry, investigation or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any arbitrator or Governmental Entity.

      "Closing" has the meaning set forth in Section 2.3.

      "Closing Date" has the meaning set forth in Section 2.3.

      "Common Stock" has the meaning set forth in the recitals to this Agreement.

      "Company" has the meaning set forth in the preamble to this Agreement.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute.

      "Governmental Entity" means any government or any state, department or other political subdivision thereof, or any governmental body, agency, authority (including, but not limited to, any central bank or taxing authority) or instrumentality (including, but not limited to, any court, tribunal or grand jury) exercising executive, prosecutorial, legislative, judicial, regulatory or administrative functions of or pertaining to government.

      "Indemnifying Party" has the meaning set forth in Section 8.3.

      "Injured Party" has the meaning set forth in Section 8.3.

      "Law" means any United States federal, state, local or foreign law, statute, regulation, ordinance, order, judgment, decree, rule or other applicable governmental or judicial restriction or requirement, and any judicial or administrative interpretation or determination with respect thereto.

      "Lien" means any lien, mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim or charge of any kind, or any conditional sale agreement or other agreement to create any of the foregoing.

      "Losses" has the meaning set forth in Section 8.1.

      "Notice of Claim" has the meaning set forth in Section 8.3.

      "Person" means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

      "Preferred Stock" has the meaning set forth in the recitals to this Agreement.

      "Purchase Price" has the meaning set forth in Section 2.2.

      "Purchaser" has the meaning set forth in the preamble to this Agreement.

      "Purchaser Party" has the meaning set forth in Section 8.1.

      "Regulation D" means Regulation D promulgated under the Securities Act.

      "SEC" means the United States Securities and Exchange Commission.

      "Securities" has the meaning set forth in Section 2.1.

      "Securities Act" means the Securities Act of 1933, as amended, or any successor statute.

      "Seller Party" has the meaning set forth in Section 8.2.

      "Seller's Bank Account" means a bank account to be designated by Seller in a written notice to Purchaser at least five Business Days before the Closing.

      "Shareholders' Agreement" means that certain Shareholders' Agreement, made and entered into on September 12, 2000, by and among the Company, Vassell, and Seller.

      "Shares" has the meaning set forth in Section 2.1.

      ""Vassell" has the meaning set forth in Section 3.4.

      "Warrants" has the meaning set forth in the recitals to this Agreement.

                                    ARTICLE 2.
                                PURCHASE AND SALE

      Section 2.1. Purchase and Sale of the Securities. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller (a) 1,617,339 shares of Common Stock, (b) 12,325.35 shares of Preferred Stock, which are convertible into 1,232,535 shares of Common Stock (together with the shares of the Common Stock, the "Shares") and (c) the Warrants (together with the Shares, and as adjusted pursuant to Section 2.6, if applicable, the "Securities").

      Section 2.2. Purchase Price. The aggregate purchase price for the Securities shall be two million eight hundred fifty thousand dollars ($2,850,000) in immediately available United States dollars (the "Purchase Price").

      Section 2.3. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Securities contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Kramer Levin Naftalis & Frankel LLP, 919 Third Avenue, New York, New York 10022 as soon as practicable following satisfaction or waiver of all conditions to the obligations of the parties set forth in Article 6, or at such other place or at such other time or on such other date as Seller and Purchaser may mutually agree in writing. The date on which the Closing takes place is referred to herein as the "Closing Date."

      Section 2.4. Closing Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Purchaser:

      (a) stock certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form reasonably satisfactory to Purchaser and with all required stock transfer tax stamps affixed;

      (b) the Warrants duly assigned to Purchaser or its nominees;

      (c) a receipt for the Purchase Price; and

      (d) the officer's certificates required to be delivered pursuant to
Section 6.3(a) and Section 6.3(b).

      Section 2.5. Closing Deliveries by Purchaser. At the Closing, Purchaser shall deliver to Seller:

      (a) the Purchase Price by wire transfer in immediately available funds to Seller's Bank Account; and

      (b) the officer's certificates required to be delivered pursuant to
Section 6.2(a) and Section 6.2(b).

      Section 2.6. Adjustment upon Change in Capitalization or Merger. In the event of any change in the Company's capital stock by reason of a stock dividend, stock split, merger, consolidation, recapitalization, combination, conversion, exchanges of shares, extraordinary or liquidating dividend or other change in the corporate or capital structure of the Company which would have the effect of diluting or changing Seller's or Purchaser's rights hereunder, the number and kind of shares or other securities or property subject to this Agreement shall be appropriately and equitably adjusted so that Purchaser shall receive at the Closing the number of shares or other securities or property that Purchaser would have received in respect of the Securities purchasable immediately prior to such event.

                                   ARTICLE 3.
                    REPRESENTATIONS AND WARRANTIES OF SELLER

      As an inducement to Purchaser to enter into this Agreement, Seller hereby represents and warrants to Purchaser as of the date hereof and as of the Closing Date as follows:

      Section 3.1. Organization, Authority and Qualification of Seller. Seller is a company duly organized, validly existing and in good standing under the laws of England and Wales and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Seller, the performance by Seller of its obligations hereunder and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Purchaser) this Agreement constitutes a legal, valid and binding obligation of Seller enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

      Section 3.2. No Conflict. (a) The execution, delivery and performance of this Agreement by Seller do not and will not, (i) contravene, conflict with or violate the organizational documents of Seller, (ii) contravene, conflict with or violate any Law applicable to Seller or by which any property or asset of Seller is bound or affected or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Seller pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except for any such conflicts, violations, breaches, defaults or other occurrences that would not adversely affect or materially delay the ability of any of Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

      (b) The execution, delivery and performance of this Agreement by Seller do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filing or notifications would not adversely affect or materially delay the ability of Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement; provided that the parties understand that certain filings, including, but not limited to, a Schedule 13D and a Statement of Changes in Beneficial Ownership on Form 4 must be made with the SEC following the Closing by the Seller pursuant to the Exchange Act.

      Section 3.3. Valid Issuance; Ownership of the Securities. (a) Seller is the sole record and beneficial owner of, and has good and marketable title to, the Securities. The Securities are owned by Seller free and clear of all Liens, other than those that may exist under the Shareholders' Agreement, and at Closing will not be subject to any Liens or pre-emptive or similar rights. Upon the delivery and payment for the Securities as provided in this Agreement, Seller will convey to Buyer good, valid and marketable title to the Securities free and clear of any Liens other than those Liens created pursuant to the Shareholders' Agreement.

      (b) The Securities have been validly issued to Seller, and are fully paid and nonassessable. The Securities are all the equity securities of the Company owned, either of record or beneficially, by Seller or any Affiliate of Seller, and neither Seller nor any Affiliate of Seller has any option or other right to acquire any other securities of the Company. Except as provided in this Agreement, Seller has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares owned by Seller.

      (c) Subject to the accuracy of the representation made by Purchaser in Sections 4.4, 4.5, 4.6, 4.7 and 4.8 the Securities (assuming no change in applicable law and no unlawful distribution of the Securities by Purchasers or other parties) will be sold to Purchaser in compliance with applicable exemptions from (i) the registration and prospectus delivery requirements of the Securities Act and (ii) the registration and qualification requirements of all applicable securities laws of the states of the United States.

      Section 3.4. Absence of Litigation. Except for the action commenced by William Vassell, the Company's Chief Executive Officer ("Vassell"), against Seller and the Company in the United States District Court for the Southern District of New York on April 7, 2004, as of the date of this Agreement, there is no Action pending or, to the knowledge of Seller, threatened against Seller, or any property or asset of Seller, before any Governmental Entity or any tribunal that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement.

      Section 3.5. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller, other than Mallon Capital LLC. The Seller shall pay all fees and expenses due to Mallon Capital LLC.

      Section 3.6. Compliance with Laws. Seller has complied with all legal requirements, including, without limitation, those promulgated by the SEC, and has made all required filings with any Governmental Entity, concerning its ownership of the Securities.

                                   ARTICLE 4.
                  REPRESENTATIONS AND WARRANTIES OF PURCHASER

      As an inducement to Seller to enter into this Agreement, Purchaser hereby represents and warrants to Seller as of the date hereof and as of the Closing Date as follows:

      Section 4.1. Organization and Authority of Purchaser. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all requisite action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

      Section 4.2. No Conflict; Required Filings and Consents. (a) The execution, delivery and performance of this Agreement by Purchaser do not and will not (i) contravene, conflict with or violate the certificate of formation or the limited liability company operating agreement of Purchaser, (ii) contravene, conflict with or violate any Law applicable to Purchaser or by which any property or asset of Purchaser is bound or affected or (iii) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation, except for any such conflicts, violations, breaches, defaults or other occurrences that would not adversely affect or materially delay the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

      (b) The execution, delivery and performance of this Agreement by Purchaser do not and will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity, except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not adversely affect or materially delay the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement; provided that the parties understand that certain filings, including, but not limited to, a
Schedule 13D and an Initial Statement of Beneficial Ownership of Securities on Form 3 must be made with the SEC following the Closing by the Purchaser pursuant to the Exchange Act.

      Section 4.3. Investment. Purchaser is acquiring the Securities for its own account as principal, not as a nominee or agent, for investment purposes only, and not with a view to, or for, resale or distribution thereof in whole or in part. Purchaser does not have any contract, undertaking, agreement or arrangement with any Person or entity to sell, transfer or grant participations to such Person or entity or to any third Person or entity with respect to any of the Securities.

      Section 4.4. Investment Experience. The Purchaser acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

      Section 4.5. Disclosure of Information. The Purchaser has had an opportunity to receive all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the Securities. The Purchaser acknowledges receipt of copies of all SEC filings of the Company as requested.

      Section 4.6. Accredited Investor. Purchaser is an "accredited investor," as that term is defined in Rule 501 of Regulation D.

      Section 4.7. Transfer Restrictions. Purchaser shall not sell or otherwise transfer any of the Securities without registration under the Securities Act or an exemption therefrom, and Purchaser fully understands and agrees that Purchaser must bear the economic risk of its purchase of the Securities because, among other reasons, the Securities have not been registered under the Securities Act or under the securities laws of any state and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under the applicable securities laws of such states, or unless exemptions from such registration requirements are available. In particular, Purchaser is aware that the Securities are "restricted securities," as such term is defined in Rule 144 promulgated under the Securities Act. Such Purchaser further understands that sale or transfer of the Securities are further restricted by state securities laws and the provisions of this Agreement.

      Section 4.8. Legends. Purchaser agrees that, so long as required by law, certificates evidencing any of the Securities and any securities issued in exchange for or in respect thereof will bear a legend substantially to the following effect:

      (a) "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITH ANY STATE SECURITIES COMMISSION, AND MAY NOT BE TRANSFERRED OR DISPOSED OF BY THE HOLDER IN THE ABSENCE OF A REGISTRATION STATEMENT WHICH IS EFFECTIVE UNDER THE SECURITIES ACT AND APPLICABLE STATE LAWS AND RULES, OR, UNLESS, IMMEDIATELY PRIOR TO THE TIME SET FOR TRANSFER, THE HOLDER PROVIDES A REASONABLY ACCEPTABLE LEGAL OPINION TO THE COMPANY THAT SUCH TRANSFER MAY BE EFFECTED WITHOUT VIOLATION OF THE SECURITIES ACT AND OTHER APPLICABLE STATE LAWS AND RULES."; and

      (b) any other legends required by applicable state or federal securities laws.

      Section 4.9. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

      Section 4.10. Absence of Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of Purchaser, threatened against Purchaser or any property or asset of Purchaser before any Governmental Entity or any tribunal that seeks to materially delay or prevent the consummation of the transactions contemplated by this Agreement.

                                    ARTICLE 5.
                              ADDITIONAL AGREEMENTS

      Section 5.1. No Disposition or Encumbrance of the Securities. Seller agrees that except as contemplated by this Agreement or the Shareholders' Agreement, Seller shall not (a) sell, transfer, tender, pledge, assign, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to, deposit into any voting trust, enter into any voting agreement with respect to, or create or permit to exist any Liens of any nature whatsoever with respect to, any of the Securities (or agree or consent to, or offer to do, any of the foregoing), (b) take any action that would make any representation or warranty of Seller herein untrue or incorrect in any material respect or have the effect of preventing or disabling Seller from performing Seller's obligations hereunder or (c) knowingly, directly or indirectly, initiate, solicit or encourage any Person to take actions that could reasonably be expected to lead to the occurrence of any of the foregoing.

      Section 5.2. Company Board Representation. Promptly upon the Closing, Seller shall cause the directors nominated by Seller or who are otherwise affiliated with Seller after the Closing to resign from the Board of Directors of the Company and, if applicable, the boards of directors of the Company's subsidiaries.

      Section 5.3. Notification of Certain Matters. Seller shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which reasonably could be expected to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect and (b) any failure of Seller or Purchaser, as the case may be, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.3 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      Section 5.4. Further Action; Reasonable Efforts. (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using its reasonable efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities as are necessary for the consummation of the transactions contemplated by this Agreement; provided that no party will be required by this Section 5.4 to take any action that would materially delay or prevent the consummation of the transactions contemplated by this Agreement by Seller or Purchaser, including, without limitation, entering into any consent decree, hold separate orders or other arrangements. In case, at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable efforts to take all such action.

      (b) Each of the parties hereto agrees to cooperate and use its commercially reasonable efforts to vigorously contest and resist any Action, including administrative or judicial Action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated by this Agreement, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal.

      (c) Subject to the consent of the Company's Board of Directors, Purchaser shall use its commercially reasonable efforts to obtain the agreement of CIT Group Inc. referred to in Section 6.3(e).

      Section 5.5. Public Announcements. The parties hereto agree that no public release or announcement concerning the transactions contemplated by this Agreement shall be issued by any party without the prior consent (which consent shall not be unreasonably withheld) of Purchaser, in the case of a release or announcement by Seller or any of its Affiliates (other than the Company), or Seller, in the case of a release or announcement by Purchaser or any of its Affiliates, except as, and to the extent that, such release or announcement may be required by Law or the rules or regulations of any quotation system on which the Common Stock or any exchange on which any securities of Seller is listed or quoted for trading, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that filings under the Exchange Act and a press release by the Seller in accordance with the London Stock Exchange requirements shall not required to be submitted to the other party for comment.

                                    ARTICLE 6.
                              CONDITIONS TO CLOSING

      Section 6.1. Conditions to Obligations of each Party. The obligations of Seller and Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, at or prior to the Closing, of the following conditions:

      (a) No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of shares by Purchaser or any Affiliate of Purchaser illegal or otherwise restricting, prohibiting or imposing material conditions upon consummation of the transactions contemplated by this Agreement.

      (b) Consummation of the transactions contemplated by this Agreement shall not conflict with or violate any provision of Law.

      (c) The litigation commenced by Vassell and referred to in Section 3.4 shall have been terminated or dismissed, or a final opinion in such Action shall have been rendered to the effect that the Securities may be sold by Seller to Purchaser pursuant to this Agreement free of all claims by Vassell and restrictions under Section 2 of the Shareholders' Agreement.

      Section 6.2. Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions:

      (a) The representations and warranties of Purchaser contained in Article 4 in this Agreement (i) that are qualified by materiality shall be true and correct as of the Closing with the same force and effect as if made as of the Closing, other than such representations and warranties as are made as of another date, which shall be true and correct as of such date, and (ii) that are not qualified by materiality shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing, other than such representations and warranties as are made as of another date, which shall be true and correct in all material respects as of such date, and Seller shall have received a certificate to such effect signed by a duly authorized officer of Purchaser.

      (b) The covenants and agreements contained in this Agreement to be complied with or performed by Purchaser on or before the Closing shall have been complied with or performed by Purchaser in all material respects, and Seller shall have received a certificate to such effect signed by a duly authorized officer of Purchaser.

      Section 6.3. Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions:

      (a) The representations and warranties of Seller contained in Article 3 of this Agreement (i) that are qualified by materiality shall be true and correct as of the Closing with the same force and effect as if made as of the Closing, other than such representations and warranties as are made as of another date, which shall be true and correct as of such date, and (ii) that are not qualified by materiality shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing, other than such representations and warranties as are made as of another date, which shall be true and correct in all material respects as of such date, and Purchaser shall have received a certificate to such effect signed by a duly authorized officer of Seller.

      (b) The covenants and agreements contained in this Agreement to be complied with or performed by Seller on or before the Closing shall have been complied with or performed by Seller in all material respects, and Purchaser shall have received a certificate to such effect signed by a duly authorized officer of Seller.

      (c) All members of the Company's Board of Directors that have been nominated or appointed by Seller shall have submitted their resignations as of the Closing Date.

      (d) Vassell shall either have resigned or shall have been terminated as an officer and employee of the Company and all of its subsidiaries, effective on or prior to the Closing.

      (e) CIT Group Inc. shall have agreed in writing that no default or event of default under its credit facility with the Company exists as of the Closing or shall occur or have occurred as a result of the consummation of the transactions contemplated hereby.

                                    ARTICLE 7.
                             TERMINATION AND WAIVER

      Section 7.1. Termination. This Agreement may be terminated at any time prior to the Closing:

      (a) by mutual written consent of both Seller and Purchaser, which consent shall have been duly authorized by the Board of Directors or Board of Managers of Seller and Purchaser, as the case may be; or

(b)   by either Seller or Purchaser if:

            (i) the Closing shall not have occurred by May 14, 2004; provided, however, that the right to terminate this Agreement under this Agreement shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date, or

            (ii) any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making the transactions contemplated by this Agreement illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by this Agreement; or

            (iii) the other party materially breached any representation or warranty (without giving effect to any materiality qualifications or thresholds contained in such representation or warranty) or covenant contained in this Agreement and such breach has continued without cure for a period of ten days after such other party has received written notice of such breach.

      Section 7.2. Effect Of Termination. In the event of termination of this Agreement as provided herein, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (a) as set forth in Section 9.2 and (b) that nothing herein shall relieve any party from liability for any breach of this Agreement.

      Section 7.3. Waiver. At any time prior to the Closing, either of the parties hereto may (a) extend the time for the performance of any obligation or other act of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.

                                   ARTICLE 8
                                 INDEMNIFICATION

      Section 8.1. Indemnification by Seller. Seller shall indemnify and hold harmless Purchaser and its directors, managers, officers, members, partners, employees and agents (each, a "Purchaser Party") against and in respect of any and all losses, liabilities, obligations, claims, settlements, court costs and reasonable attorneys' fees and costs of investigation (collectively, "Losses") that any such Purchaser Party may suffer or incur as a result of or relating to:

      (a) any breach or violation of the covenants made in this Agreement by Seller; or

      (b) any misrepresentation, breach or inaccuracy of any of the representations and warranties made by Seller in this Agreement.

      Section 8.2. Indemnification by Purchaser. Purchaser shall indemnify and hold harmless Seller and its directors, managers, officers, members, partners, employees and agents (each, a "Seller Party") against and in respect of any and all Losses that any such Seller Party may suffer or incur as a result of or relating to:

      (a) any breach or violation of the covenants made in this Agreement by Purchaser; or

      (b) any misrepresentation, breach or inaccuracy of any of the representations and warranties made by Purchaser in this Agreement.

      Section 8.3. Notice and Payment of Losses. Upon obtaining knowledge of any Loss, the party entitled to indemnification (the "Injured Party") shall promptly notify the party liable for such indemnification (the "Indemnifying Party") in writing of such Losses which the Injured Party has determined have given or could give rise to a claim under Section 8.1 or 8.2 (such written notice being hereinafter referred to as a "Notice of Claim"); provided, however, that failure of an Injured Party timely to give a Notice of Claim to the Indemnifying Party shall not release the Indemnifying Party from its indemnity obligations set forth in this Article 8 except to the extent that such failure adversely affects the ability of the Indemnifying Party to defend such claim or increases the amount of indemnification which the Indemnifying Party is obligated to pay hereunder, in which event the amount of indemnification which the Injured Party shall be entitled to receive shall be reduced to an amount which the Injured Party would have been entitled to receive had such Notice of Claim been timely given. The Injured Party shall use commercially reasonable efforts to mitigate any continuing Losses (including without limitation by using its commercially reasonable efforts to obtain any applicable insurance proceeds). If the Injured Party settles or compromises any third party claims prior to giving a Notice of Claim to the Indemnifying Party, the Indemnifying Party shall be released from its indemnity obligation. A Notice of Claim shall specify in reasonable detail, to the extent known by the Injured Party, the nature and, to the extent reasonably calculable, estimated amount of any such claim giving rise to a right of indemnification. The Indemnifying Party shall satisfy its obligations under
Section 8.1 or 8.2, as the case may be, within sixty (60) days of its receipt of a Notice of Claim; provided, however, that for so long as the Indemnifying Party is disputing its liability or defending a third-party claim in good faith pursuant to Section 8.4, its obligations to indemnify the Injured Party with respect thereto shall be suspended until a final unappealable judgment of a court of competent jurisdiction is given in relation to such claim. The Indemnifying Party shall have thirty (30) business days (or such shorter period of time that the Injured Party may be required to respond to any suit or governmental action) after receipt of a Notice of Claim to notify the Injured Party (a) whether or not it disputes its liability to the Injured Party with respect to such Notice of Claim and (b) whether it elects to defend a third-party claim pursuant to Section 8.4.

      Section 8.4. Defense of Third-Party Claims. With respect to any action or any claim set forth in a Notice of Claim relating to a third-party claim, the Indemnifying Party may defend, in good faith and at its expense, any such claim or demand, and the Injured Party, at its expense, shall have the right, but not the obligation, to participate (but not control) at its expense in the defense of any such third-party claim; provided that if the Injured Party reasonably determines that the counsel selected by the Indemnifying Party to defend such claim or demand is subject to an actual or potential material conflict of interest which precludes such counsel from adequately representing the interests of both the Indemnified Party and the Injured Party in connection with such matter, the Injured Party shall be entitled to retain its own counsel (the reasonable fees and expenses of which shall be paid as incurred by the Indemnifying Party) to defend the interests of the Injured Party with respect to such matter. So long as the Indemnifying Party is defending any such third-party claim, the Injured Party shall not settle or compromise such third-party claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld. If such claim is settled by the Injured Party without the Indemnifying Party's reasonable consent, the Injured Party shall be deemed to have waived all rights hereunder for money damages arising out of such claim. The Indemnifying Party may settle or compromise such third-party claim without the consent of the Injured Party, unless there has not been a complete release of the Injured Party, in which case the Indemnifying Party may not settle or compromise such third-party claim without the consent of the Injured Party, which consent shall not be unreasonably withheld. The Injured Party shall make available to the Indemnifying Party or its representatives all records and other materials reasonably required for use in contesting any third-party claim. The Injured Party shall cooperate fully with the Indemnifying Party in the defense of all such claims. If the Indemnifying Party elects not to defend any such third-party claims, the Injured Party shall have no obligation to do so, but may settle or compromise any such third-party claim at the risk and expense of the Indemnifying Party. The Indemnifying Party will not, however, be responsible for any Losses if and to the extent that they arise from action taken or omitted to be taken by the Injured Party in bad faith, fraudulently or as a result of a breach of this Agreement by the Injured Party.

      Section 8.5. Survival of Representations and Warranties. All of the representations and warranties made by any Party in Articles 3 or 4, as the case may be, shall survive the Closing.

      Section 8.6. Limitation on Indemnification. The indemnification obligations of Seller and Purchaser shall be limited by the amount of the Purchase Price, and neither Seller nor Purchaser shall have any obligation to make indemnification payments to the extent that the aggregate amount of all such payments made by such party exceeds the Purchase Price.

      Section 8.7. Characterization of Indemnity Payments. Any indemnification payments made pursuant to this Agreement shall be considered, to the extent permissible under Law, as adjustments to the Purchase Price for all purposes.

      Section 8.8. Exclusive Remedy. In the absence of fraud or the intentional breach of this Agreement, the indemnification provisions set forth in this
Article 8 shall provide the exclusive remedy for breaches of any covenant, agreement, representation or warranty set forth in this Agreement or any other agreement ancillary hereto executed pursuant to this Agreement.

                                   ARTICLE 9
                               GENERAL PROVISIONS

      Section 9.1. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

      Section 9.2. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified in a notice given in accordance with this Section 9.2):

      (a) if to Seller, to

                        Reliance Security Group plc
                        Boundry House
                        Cricketfield Road
                        Uxbridge, Middlesex UB81QG
                        United Kingdom
                        Facsimile:  011-44-1895-205-085
                        Attention:  Neil French
                                    Group Finance Director

                        with copy to:

                        KMZ Rosenman
                        575 Madison Avenue
                        New York, New York  10022-2585
                        United States
                        Facsimile:  (212) 940-8776
                        Attention:  Wayne Wald, Esq.

      (b) if to Purchaser:

                        GCM Security Partners, LLC
                        c/o Galloway Capital Management, LLC
                        1325 Avenue of the Americas, 26th Floor
                        New York, New York 10019 United States Facsimile:
                        Attention: Bruce Galloway

                        with a copy to:

                        Kramer Levin Naftalis & Frankel LLP
                        919 Third Avenue
                        New York, New York  10022
                        United States
                        Facsimile:  (212) 715-7519
                        Attention:  Andrew Hulsh, Esq.

      Section 9.3. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

      Section 9.4. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

      Section 9.5. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties or any of them, with respect to the subject matter hereof.

      Section 9.6. Assignment. Neither party may assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party; provided, however, that Purchaser may assign all or any of its rights and obligations under this Agreement to one or more of its Affiliates.

      Section 9.7. Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, along with its successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

      Section 9.8. Governing Law. This Agreement shall be governed by and construed in accordance with, the laws of the State of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of The City of New York in respect of the interpretation and enforcement of the provisions of this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement may not be enforced in or by any of the above-named courts.

      Section 9.9. Waiver Of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto
(a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this
Section 9.9.

      Section 9.10. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      Section 9.11. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.



                            [SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                       GCM SECURITY PARTNERS, LLC
                                       By:
                                           -------------------------------
                                       Name:
                                       Title:



                                       RELIANCE SECURITY GROUP PLC
                                       By:
                                           -------------------------------
                                       Name:
                                       Title:

                                                                       EXHIBIT B



                           GCM SECURITY PARTNERS, LLC
                      c/o GALLOWAY CAPITAL MANAGEMENT, LLC
                     1325 AVENUE OF THE AMERICAS, 26TH FLOOR
                            NEW YORK, NEW YORK 10019


                                                     May 26, 2004

BY FACSIMILE AND
FEDERAL EXPRESS

Board of Directors
Command Security Corporation
Route 55 Lexington Park
Lagrangeville, NY 12540


Gentlemen,

As you know, as a result of our recent transaction with the Reliance Group, we have become the controlling stockholder of Command. We believe that a number of changes are necessary in order for Command to prosper and for all of the stockholders, including us, to benefit. We intend to use our control position to implement such changes, including changes of management at both the director and officer level and exploring necessary financing options. We would ask the cooperation of the Board during this transition period. We believe that it is in the best interests of the stockholders for the Board to take action to allow us to get a head start on tackling Command's problems. We also believe that it is the Board's fiduciary duty to do so.

That being said, we request that the Board take action, as soon as possible, to implement the following actions:

1. We believe the Company's working capital situation is critical and it is a situation we intend to address. To do so, we ask that the Board grant us permission to speak with CIT regarding the Company's Financing Agreement so we can accurately assess Command's needs, short-term and long-term;

2. We ask that the Board set a record date, in accordance with its by-laws, of Wednesday, July 28th, for its Annual Meeting of stockholders and that you nominate the following individuals to serve as the members of the Board of
Directors:

Bruce Galloway (as Chairman of the Board), Robert S. Ellin, David R. Goddard, Peter Kikis, Thomas Kikis, Carl Painter and Martin D. Wade, III. We will provide you with background information with respect to each of these individuals within the next several days;

3. We ask that the Board immediately give Mr. Vassell notice that his contract will not be renewed and will terminate at the end of the current term (which we believe to be in November 2004;

4. We ask that Barry I. Regenstein be appointed as Chief Operating Officer of the Company. Information concerning Mr. Regenstein's background is as follows:
Mr. Regenstein has over 25 years of experience with 21 years of such experience in the aviation services industry. Mr. Regenstein was formerly Senior Vice President and Chief Financial Officer of GlobeGround North America (previously Hudson General Corporation), and previously served as GlobeGround's Controller and as a Vice President. Prior to joining Hudson General Corporation in 1982, he had been with Coopers & Lybrand in Washington, D.C. since 1978. Mr. Regenstein is a Certified Public Accountant and received his Bachelor of Science in Accounting from the University of Maryland and an M.S. in Taxation from Long Island University;

5. We ask that the Board direct Mr. Vassell to cause additional licensees to be added to licenses or to obtain licenses to operate guard services in all states in which Mr. Vassell is currently the only named licensee or take such other steps as are necessary to safeguard this asset of the Company in the event Mr. Vassell is no longer affiliated with Command;

6. Although this would always have been within the Board's purview and its responsibility, we ask that the Board reaffirm that no material commitments or agreements be made without authority of the full Board. Any such commitments or agreements made without the full Board's authority should be deemed "ultra vires" and any individual purporting to enter into such a commitment or agreement without Board authority should be personally responsible for holding the Company harmless against such agreement or commitment;

7. Terminate the Company's current outside counsel and appoint Kramer, Levin, Naftalis & Frankel as the new outside counsel for Command;

8. Dissolve the Special Committee of the Board; and

9. Confirm that Graeme Halder will be available to assist the GCM Group during the transition in ownership/control for a period of approximately six (6) weeks.

Please contact us if you have any questions regarding the above items. We look forward to your cooperation and help in moving Command forward.


                                                         Sincerely,


                                                         Bruce Galloway
                                                         Managing Member